Exhibit 1.01
Fiat Chrysler Automobiles N.V.
Conflict Minerals Report
For the Year Ended December 31, 2019
This Conflict Minerals Report for the year ended December 31, 2019 (this “Report”) is intended to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on U.S. Securities and Exchange Commission registrants whose manufactured products contain “conflict minerals” which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”).
Unless otherwise specified, the terms “we,” “us,” “our,” “FCA,” and the “Company” refer to Fiat Chrysler Automobiles N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, together with its consolidated subsidiaries or any one or more of them, as the context may require.
Overview
We are a global automotive group engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems worldwide through over a hundred manufacturing facilities and over forty research and development centers. We have operations in more than forty countries and sell our vehicles directly or through distributors and dealers in more than a hundred and thirty countries. We design, engineer, manufacture, distribute and sell vehicles for the mass-market under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands, and the SRT performance vehicle designation. For our mass-market vehicle brands, we have centralized design, engineering, development and manufacturing operations, which allow us to efficiently operate on a global scale. We support our vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide under the Mopar brand name for mass-market vehicles. In addition, we design, engineer, manufacture, distribute and sell luxury vehicles under the Maserati brand. We make available retail and dealer financing, leasing and rental services through our subsidiaries, joint ventures and commercial arrangements with third party financial institutions. In addition, we operate in the components and production systems sectors under the Teksid and Comau brands.
For the reporting period from January 1 to December 31, 2019, we conducted due diligence on the source and chain of custody of the 3TG necessary to the production of the products that we manufactured or contracted to manufacture. Our resulting reasonable country of origin inquiry concluded that 3TG in our products may have originated in the Democratic Republic of the Congo (the “DRC”), and adjoining countries (with the DRC, the “Covered Countries”) and are not from recycled or scrap sources.

Supply Chain Description

We have a global supply chain and, as a result, many of our direct suppliers’ manufacturing operations are located outside of the U.S. and include entities not directly subject to the Rule. Additionally, we did not directly source 3TG from a smelter or refiner in 2019. Accordingly, we rely on our direct suppliers to provide information as to the origin of the 3TG contained in the parts and components supplied to us and we are subject to the accuracy of those responses.
Reasonable Country of Origin Inquiry (“RCOI”)

Our RCOI employed a combination of measures to determine whether the 3TG in our products originated from the Covered Countries or came from recycled or scrap sources. A risk assessment was performed to develop the 2019 in-scope supplier list starting with the analysis of the components supplied to our plants based on information reported in the International Material Data System (“IMDS”), a global material data repository used by the automotive industry to maintain data for reporting requirements. The final in-scope supplier list is determined by identifying the components supplied to FCA and reported in IMDS as containing one or more 3TG. Our primary means of determining country of origin of 3TG was by conducting a survey of our in-scope direct production, service, and after-market part suppliers using the Responsible Minerals Initiatives (“RMI”) Conflict Minerals Reporting Template (“CMRT”) and the iPoint Conflict Minerals Platform (“iPCMP”). In 2019, FCA utilized iPoint administrative services as part of our due diligence process which included the upload and validation of data submitted by suppliers based on criteria provided by FCA as well as carrying out follow up diligence actions with suppliers when required as defined by FCA.

Due Diligence Design

As outlined in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Third Edition guidelines (“OECD Guidance”), the internationally recognized standard on which our system is based, we support an industry-wide approach to addressing conflict minerals throughout the supply chain. As part of this approach, we collaborate with others in the industry through our participation in the RMI. We utilized data obtained through our membership in the RMI (member ID: FCAG) for certain statements in this report.

Our due diligence measures are designed to:

1.	establish strong company management systems;
2.	identify and assess conflict mineral risks in our supply chain;
3.	design and implement strategies to respond to identified conflict mineral risks;
4.	contribute to independent third-party audits of the due diligence practices of 3TG smelters and refiners by participating in industry organizations; and
5.	report annually on supply chain due diligence.

Due Diligence Measures Performed

1.   Establish Strong Company Management Systems

1.1 Policies
As part of our General Terms and Conditions suppliers are required to disclose the contents and countries of origin for each ingredient, including conflict minerals, contained in the goods provided to the extent necessary to enable FCA to comply with applicable law. Also, in addition to the Company’s global human rights and forced labor policies, we have adopted the following global responsible sourcing and conflict minerals policy:
https://www.fcagroup.com/en-US/group/governance/FiatDocuments/New_Guidelines/FCA_Conflict_Minerals_Policy_2018.pdf

Foreword

FCA is firmly convinced that the respect and support of fundamental human rights is essential for building a better future for our Company and the communities in which we do business. This belief is expressed in the FCA Human Rights Guidelines, which the Group promotes within its sphere of influence, expecting its suppliers, contractors and other business partners to adhere to these standards.

To support this conviction, FCA is committed to responsible sourcing and avoids knowingly using minerals that may be linked to human rights abuses. This commitment includes Conflict Minerals, currently designated as tin, tungsten, tantalum and gold (3TG) from conflict-affected and high risk areas.

Conflict Minerals

FCA makes reasonable efforts to trace the source of any Conflict Minerals contained in products that we manufacture or contract to manufacture.

We seek to avoid knowingly using Conflict Minerals from sources that support or fund inhumane treatment of workers, including human trafficking, slavery, forced labor, child labor, torture and war crimes. FCA reports annually to applicable government agencies regarding Conflict Minerals.

This policy is not intended to ban procurement of Conflict Minerals or other products that originate in conflict-affected and high risk areas, but to promote sourcing from responsible sources within those regions.

Due Diligence Framework for Conflict Minerals

The Company has developed a set of processes to facilitate compliance with applicable laws mandating disclosure of the sources of Conflict Minerals contained in our products.

The Company will make reasonable efforts:
a) to know, and to require FCA suppliers to disclose to the Company, the sources of Conflict Minerals used in its products; and
b) to eliminate procurement, as soon as commercially practicable, of products containing Conflict Minerals obtained from sources that fund or support inhumane treatment.

FCA’s suppliers are expected to assist the Company in complying with the disclosure requirements of applicable laws. Our standard terms and conditions impose a specific duty on our suppliers to provide information regarding the smelters in their supply chain.

In accordance with the Organisation for Economic Co-operation and Development (OECD) Guidance, FCA has implemented an internal management system by establishing an internal oversight committee, joining industry associations, and working to increase supplier engagement.

Our direct suppliers are requested to complete the FCA Conflict Minerals Reporting Template to report their use of 3TG, the processing smelter or refiner, and the country and mine of origin. FCA direct suppliers are expected to request necessary Conflict Minerals information from their own supply chain. If a supplier’s response indicates that its products do not include 3TG, the supplier must certify this information.

Further due diligence is performed by comparing supplier responses with FCA internal systems to cross-check which materials are contained in a supplier’s products and identify response discrepancies that may require additional follow-up with the supplier.

As a member of the Responsible Minerals Initiative, we also leverage due diligence conducted by the Conflict-Free Smelter Program (CFSP).(*) The CFSP uses third-party auditors to ensure that participating smelters and refiners are properly identifying their chain of custody and source of 3TG. A smelter or refiner is found to be CFSP-compliant if an independent auditor has verified that the smelter or refiner’s 3TG originated from conflict free mines and trading.

Submitting a Concern

For the reporting of alleged violations, FCA has dedicated channels to provide a common, worldwide and independent intake via telephone and web. The FCA Ethics Helpline website provides country-specific instructions on how to report potential forms of misconduct. It can be found at this link:
https://secure.ethicspoint.eu/domain/media/en/gui/102375/index.html.

* The Conflict-Free Smelter Program is now known as the Responsible Minerals Assurance Process.

1.2 Internal Management

In addition to a conflict minerals compliance program led by our purchasing department, a cross-functional conflict minerals oversight committee provides expertise and feedback. A designated conflict minerals champion leads our conflict minerals oversight committee and each of our regions and affiliates has designated a conflict minerals team lead to ensure engagement. Our conflict minerals working group includes representatives from supplier relations, materials engineering, legal, sustainability, communications and purchasing.

We are also an active participant in the Automotive Industry Action Group (“AIAG”), an industry association of original equipment manufacturers (“OEMs”) and large suppliers, and are a member of various AIAG work groups, and sub-groups including the responsible materials work group, that meet regularly to facilitate comprehensive and efficient compliance with conflict minerals regulation. Additionally, we are an active member of the RMI, an industry program that helps manage risk by improving supply chain transparency with regard to conflict minerals and other emerging minerals/materials of potential risk. Both the AIAG and RMI are actively involved with auditing and validating the conformance of OECD Guidance of smelters and refiners.

1.3 Control and Transparency Systems over Conflict Mineral Supply Chain

We did not have a direct relationship in 2019 with any of the smelters and refiners of the 3TG in our products. As a result, we have continued to take actions to improve transparency in our supply chain through industry initiative participation with RMI and certain other cross industry collaboration groups.

As part of the FCA general terms and conditions, upon request, supplier partners are required to disclose on the content and origins of conflict mineral contained in the product provided. Additional control systems we have in place include, but are not limited to, a dedicated e-mail address for conflict minerals information, supplier response retention in the iPCMP and a smelter outreach program through AIAG and RMI. Our process for responding is aligned with the “CM3” Guide to Conflict Minerals Reporting to the Automotive Industry document through AIAG, which lays out procedures across the automotive sector for a uniform central system to implement 3TG supply chain compliance.

1.4 Supplier Engagement

Active engagement with our supply chain is a top priority. In addition to direct communication, as well as feedback provided to suppliers through the use of iPoint administrative services based on FCA standards, we actively participate in supplier trainings, the AIAG Responsible Materials Work Group and the RMI.

In 2019, we organized conflict minerals training classes in Shanghai, China, Turin, Italy and Auburn Hills, Michigan for our suppliers. These trainings include instructions to suppliers regarding development of their own conflict minerals compliance program, the process for properly responding to the CMRT, and methods for engagement with their own supply base.

We have actively participated in the continuing development of AIAG training materials for the automotive supply base, including the development of industry criteria for assessing supplier responses. Additionally, as participants in AIAG we continued to survey our supply chain and, with the help of experts, analyze the data to determine where we can best support more efficient and effective reporting. Finally, through the AIAG’s Smelter Engagement Team, we encouraged smelters to join the Responsible Minerals Assurance Process (“RMAP”).

1.5 Grievance Mechanism

We have direct and anonymous grievance procedures whereby employees, suppliers, clients and other stakeholders can report concerns about and/or violations of our policies. The FCA Ethics Helpline is managed by an independent provider, available, 24 hours a day, seven days a week. Access to the FCA Ethics Helpline is available by web at:

https://secure.ethicspoint.eu/domain/media/en/gui/102375 .

2. Identify and Assess Risks in the Supply Chain

In addition to the due diligence processes discussed above, we used the iPCMP, a web-based reporting tool developed in partnership with AIAG, along with administrative services provided by iPoint and CMRT tools to ask our in-scope direct suppliers to report their use of 3TG, the processing smelter or refiner and the country and mine of origin to the extent known by the suppliers. Given that FCA identifies in-scope suppliers through the IMDS as supplying products that contain 3TG, if a supplier’s response indicated that its products do not include 3TG, we rejected the report and asked the supplier to confirm this information as well as provide supporting evidence as proof.

Each supplier response is validated against a set of standards provided to iPoint by FCA to ensure all responses are aligned with our policy and to ensure suppliers are aware of our expectations.

Each supplier-received CMRT smelter list is analyzed against the RMAP smelter list to confirm the status of the supplier-identified smelters and refiners. If any discrepancies are detected, the list of concerns are transmitted to suppliers with a request to take action to verify smelter information.

2.1 Industry Driven Programs

We work closely with other OEMs and large suppliers as active members of the AIAG and RMI. In addition, we are financial supporters of the RMI and the AIAG responsible materials work group. The AIAG responsible minerals work group was formed to bring together suppliers, OEMs and service providers to understand the impact of the Rule and support implementation across the automotive supply chain. We have been actively engaged in the RMI due diligence practices team and RMAP. RMAP takes a unique approach to helping companies make informed choices about responsibly sourced minerals in their supply chains. We also participated in the AIAG smelter engagement team for a portion of 2019, which conducts outreach encouraging smelters and refiners to participate in audits.

3. Design and Implement a Strategy to Respond to Risks

We have a two-pronged strategy for responding to identified risks in our supply chain. First, our policy statement, discussed above, promotes responsible sourcing from the Covered Countries. Second, while we request that all in-scope direct suppliers respond to the survey, with a goal of 100% response rate, we targeted suppliers representing a significant majority of our procurement activities and prioritized theses suppliers within our internal escalation process. Additionally, our standard terms and conditions impose a specific duty on our suppliers to provide information regarding the smelters and refiners in their supply chain.

4. Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

As stated above, we are active financial supporters of RMI and we support the RMAP, which performs independent third-party audits of smelters and refiners. We do not have a direct relationship with 3TG smelters or refiners and do not perform or direct audits of these entities within our supply chain.

5. Report Annually on Supply Chain Due Diligence

This report is publicly available at https://www.fcagroup.com/en-US/investors/financial_regulatory/Pages/sec_filings.aspx

Due Diligence Results:

Survey Responses

Survey responses were reviewed against AIAG criteria and our processes to identify necessary further engagement with our suppliers through contracted iPoint services. We have also worked directly with suppliers to obtain accurate and complete responses. However, our survey process continued to face various fundamental challenges.

First, certain of our direct suppliers treat the identity of their suppliers as proprietary information, and are therefore resistant to disclosing specific information regarding the origin of materials in their parts or components.

Second, although our efforts in 2019 continued to focus on reducing the number of duplicates and obtaining high quality responses, supplier responses continue to include non-conformant smelters and refiners, numerous duplicate smelters or refiners or named companies that are not smelters or refiners.

Third, the vast majority of supplier responses received provided data at a company or divisional level. As a result, we cannot be certain that the smelter or refiner names provided by a direct supplier, to the extent they are actual smelters or refiners, supplied 3TG for parts and components supplied to us rather than to a different customer of that supplier. Accordingly, we are unable to validate whether specific smelters or refiners are actually in our supply chain.

Efforts to Determine Mine or Location of Origin

The survey we provided our suppliers included a request for mine or location of origin for the 3TG in their parts and components. When a supplier cannot directly obtain information beyond smelter or refiner name, we consult the RMAP to determine the country of origin and whether the smelter or refiner has been validated as conflict free. Below is a summary of the mineral country of origin information collected as a result of our survey process:

American Samoa	Ghana	New Zealand	Taiwan (Province of China)
Andorra	Hong Kong	North Macedonia, Republic of	Tanzania, United Republic of
Argentina	India	Norway	Thailand
Australia	Indonesia	Peru	Turkey
Austria	Italy	Philippines	Uganda
Belgium	Japan	Poland	United Arab Emirates
Bolivia, Plurinational State of	Kazakhstan	Russian Federation	United Kingdom of Great Britain and Northern Ireland
Brazil	Korea, Republic of	Rwanda	United States of America
Canada	Kyrgyzstan	Saudi Arabia	Uruguay
Chile	Lithuania	Singapore	Uzbekistan
China	Luxembourg	Slovakia	Viet Nam
Colombia	Macedonia, The Former Yugoslav Republic of	South Africa	Zambia
Czechia	Malaysia	Spain	Zimbabwe
Estonia	Mexico	Sudan
France	Myanmar	Sweden
Germany	Netherlands	Switzerland
The smelters and refiners in our supply chain are based, and source their raw materials, across the globe. We believe that these smelters and refiners often mix raw materials from different countries to create the smelted or refined 3TG used in our products. Depending on the smelter or refiner’s location, the subject 3TG may be sold to commodity exchanges where smelter or refiner identity is confidential or unknown. Additionally, the total list of smelters and refiners provided by our suppliers greatly exceeded the number of known smelters and refiners and many suppliers included overlapping and duplicative information.

As discussed above, the responses provided by our in-scope direct suppliers were at the company or division level for all parts or components sent to their customers. Therefore, we cannot accurately assess whether a supplier’s listed smelters and refiners were used for the parts or components specifically supplied to us. Since, we are not able to establish a direct link between our products and particular smelters or refiners, we have not provided a delineated list of smelters and refiners.

Steps Taken or That Will Be Taken to Mitigate Risk and Improve Due Diligence

In addition to the activities described under “Due Diligence Measures Performed” above, we plan to further refine our due diligence processes and risk management activities, and increase our supplier education activities in addition to support and participation in additional industry action groups in order to enhance the quality of information we receive and improve our ability to determine the source and chain of custody of 3TG in our supply chain.